
May 21, 2024

Jay J. Jackson
Chief Executive Officer
Abacus Life, Inc.
2101 Park Center Drive, Suite 170
Orlando, Florida 32835

> **Re: Abacus Life, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2024**
> **File No. 333-279347**

Dear Jay J. Jackson:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Business
Proprietary Technology Platforms Support Our Business, page 70

1. We note your disclosure on page 71 that you have begun developing Abacusmarketplace.com, and your reference to ABL Tech using blockchain capabilities on page 14. Please disclose whether you have commenced business on these platforms. If so, disclose the total number of transactions or sales that have occurred on each platform. Also, for each operational platform, disclose how transactions are validated, and who validates transactions and maintains the ledger. If you have not commenced business on this platform, disclose the following: any known or anticipated material commitments for capital expenditures, the sources of funds for such expenditures, and your expected timing with respect to business development. Also, if you are dependent on third party vendors or developers for the creation or operation of your blockchain, revise the disclosure to name those vendors and clarify the reliance.

Jay J. Jackson
Abacus Life, Inc.
May 21, 2024
Page 2

2. We note your disclosure on page 71 that Abacusmarketplace.com will provide blockchain tertiary trading, servicing and valuation platform for trading life insurance policies. Please clarify, whether you are providing the underlying technology or whether you will effectively operate the exchange or trading platform on behalf of your clients or customers. Please provide us with a detailed explanation of how the Abacusmarketplace.com platform acquires, transfers, and records the offer and sale of any policies. Also, clarify the extent to which the platform will facilitate the sale of fractional interests in a policy, and how the platform provides adequate actuarial data on the policy to facilitate the evaluation of that policy, including any scoring provided by your other platforms/products.

3. Provide us your analysis as to whether the operation of the Abacusmarketplace.com platform impacts your obligations as a license producer of life settlements, if policies are bought and sold using your product.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ryan Maierson, Esq.